LEGEND EQUITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	3,615,005
Fees and commissions receivable		1,849,327
Receivable from brokers dealers and clearing organizations		163,073
Other receivables, net of allowance of $60,964		1,586,399
Intangible assets, net of accumulated amortization of $849,000		1,415,000
Other assets		425,441
TOTAL	$	9,054,245

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Commissions payable	$	1,590,437
Accrued expenses and accounts payable		2,009,975
Income tax payable		54,453
Deferred taxes, net		568,494
Total liabilities		4,223,359
STOCKHOLDER'S EQUITY		
Common stock, no par value, authorized 1,500 shares, issued and outstanding 100 shares	$	-
Additional paid-in capital		4,253,456
Retained earnings		577,430
Total stockholder's equity		4,830,886
TOTAL	$	9,054,245

See notes to statement of financial condition.